October 30, 2017

Via EDGAR (Correspondence)
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
 Attention: Mr. John P. Nolan, Senior Assistant Chief Accountant

Re: ITAU CORPBANCA (formerly Corpbanca)
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed April 13, 2017
 File No. 001-32305

Dear Mr. Nolan:

We are submitting this letter to respond to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), contained in your letter, dated October 17, 2017 (the “Comment Letter”), in connection with the annual report on Form 20-F for the fiscal year ended December 31, 2016 (No. 001-32305) (the “Form 20-F”), filed by Itaú Corpbanca (the “Company” or “we”) with the SEC on April 13, 2017.

For your convenience, our response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. The comment from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 20-F. All page number references in the Company’s responses are to page numbers in the Form 20-F.

Consolidated Statements of Cash Flows, F-7

1.
We note your response to our prior comment 1. In future filings, please enhance your disclosures in the Liquidity and Capital Resources section of your 20-F to discuss with more granularity the nature of the foreign borrowings and details as to the movements in these borrowings in the periods presented:

We acknowledge the Staff’s comment and respectfully advise that in future filings we will enhance our disclosure in the “Liquidity and Capital Resources” section of our 20-F by including, after the subsection of “Deposits and Others Borrowings”, a new subsection entitled “Total Borrowings” with the following additional disclosure:

As illustrated below, we will include a table containing the principal categories of our borrowings (including foreign borrowings) setting forth long-term, short-term and total outstanding amounts at each period-end presented. We will include additional explanatory notes providing a brief description of the borrowings included in certain of the categories as well as the movements in these borrowings in the periods presented. We will also include a table for each such category of borrowing setting forth the maturities of such borrowings.

As of December 31, 201x
	Long term	Short term	Total
	MCh$	MCh$	MCh$

Loans obtained from the Chilean Central Bank (a)
Obligations under repurchase agreements
Loans obtained from domestic financial institutions
Loans obtained from foreign financial institutions (b)
Letters of credit (c)
Bonds (d)
Subordinated bonds (e)
Other financial obligations (f)

Total borrowings

(a) Loans obtained from the Chilean Central Bank
(b) Loans obtained from foreign financial institutions (Foreign borrowings)
(c) Letters of credit
(d) Bonds
(e) Subordinated bonds
(f) Other financial obligations

*  *  *

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at Av. Presidente Riesco 5537, 9th floor, Las Condes, Santiago, Chile.

Yours truly,

           /s/ Gabriel Moura_________
Gabriel Moura
Chief Financial Officer
Tel: +562-2686-0082
 gabriel.moura@itau.cl

 Mr. Howard M. Kleinman
 Dechert LLP
 Tel. 212-698-3567
 howard.kleinman@dechert.com